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                                                                    EXHIBIT 21.1

                          SUBSIDIARIES OF PFSWEB, INC.

         Upon completion of this offering, the subsidiaries of PFSweb, Inc. will be Priority Fulfillment Services, Inc., a Delaware corporation, Priority Fulfillment Services Europe, B.V., a Netherlands corporation, Priority Fulfillment Services Canada, Inc., a Canadian corporation, and PFS - Texas, L.L.C., a Delaware limited liability company.